Exhibit 99.1

Perion Expands its Distribution Partner Program, Partnering with

Acrossmedia241 to bring Outmax, its AI agent, to Greece and the

CEE Region

The partnership extends Outmax's algorithmic, outcome-based optimization into

Greece and the broader Central and Eastern European (CEE) market

New York & Tel Aviv – July 8, 2026 – Perion (NASDAQ & TASE: PERI), an advanced technology leader solving for the complexities of digital advertising through AI-native execution infrastructure, today announced a new partnership with Acrossmedia241, a leading digital advertising and media technology company in Greece, to bring Outmax, Perion's AI agent, to agencies and brands across Greece and the broader Central and Eastern European (CEE) market.

As advertisers increase investment across a widening range of digital channels, the operative question has shifted from where media runs to whose objectives it is optimized against. This partnership extends Perion's footprint into a new region through a partner with established relationships across national tourism boards and global buying desks, broadening outcome-driven execution beyond platform-standard benchmarks.

Acrossmedia241 provides deep market access through agency relationships in the region and existing work with major Greek tourism boards, with an international buying scope. On the Perion side, Outmax, the company’s AI agent, sits across major digital channels, including YouTube, Meta, TikTok, and other leading DSPs, layering optimization across each to unify performance toward advertisers' own custom business outcomes.

This partnership builds on Acrossmedia241's existing experience with Perion's DOOH. Leveraging this, together with Acrossmedia241's established relationships across the market, is expected to lower customer acquisition costs and accelerate Outmax path to revenue growth, consistent with the partner-led expansion model Perion has applied in its GIMC partnership in China and its McSorely Media/Mediamark partnership in Africa. The two companies will publicly launch the partnership at the Programmatic & Beyond Conference in Athens on July 9, with Perion joining Acrossmedia241 as a Grand Sponsor.

"Acrossmedia241's reach across Greece and CEE, and its standing with the region's tourism and agency community, gives Outmax a credible path into a market where advertisers are asking for accountability, not just access,” said Tal Jacobson, Perion's CEO. “Expanding our distribution partner network, as we've done with GIMC in China and McSorely Media and Mediamark in Africa, is central to how we extend our reach and compound toward our 2028 growth targets. This is land-and-expand in practice: extending Outmax through an existing partner relationship, at low incremental cost and with margin-accretive growth potential, reinforcing the strategic trajectory outlined in our 2028 growth plan."

"Advertisers today want more than strong performance on any single platform; they want every channel working toward their own business goals. Perion’s Outmax gives us a way to do that, sitting across the major digital channels with execution built around our clients' own outcomes, not only platform defaults," said Irini Sacha, Founder & CEO of Acrossmedia241.

For agencies and brands operating across Greece and CEE, the partnership adds Outmax as an option built to optimize toward specifically defined outcomes, integrated into existing media buying workflows.

About Perion Network Ltd.

Perion is an advanced technology leader redefining advertising through AI-native infrastructure, delivering real-time media execution across CTV, digital out-of-home, commerce and retail media, social and digital environments. Powered by Outmax, the company's proprietary AI engine, Perion helps brands, agencies, and retailers optimize spend and performance, driving measurable outcomes at scale.

For more information, visit www.perion.com

About Acrossmedia241

Acrossmedia241 is a leading digital advertising and media technology company based in Greece, connecting brands and agencies with advanced digital, programmatic, CTV, DOOH, video, audio, native and AI-powered media solutions. With long-standing relationships across the Greek and regional advertising market, Acrossmedia241 partners with global technology platforms to bring innovative, outcome-driven media solutions to advertisers, agencies and public-sector organizations.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information,including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, loss of, or reduction in our business with, key customers or other partners that are material to our business, the impact of the rapid development and broad adoption of generative AI on our business, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), armed conflicts with Iran and other parties, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and Exchange Commission (SEC) on March 16, 2026, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.

Dudi Musler, VP of Investor Relations

+972 (54) 7876785

dudim@perion.com